August 10, 2022

Jennifer Monick, Assistant Chief Accountant

Peter McPhun, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Re:	iStar Inc. Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 25, 2022

Form 8-K filed May 3, 2022

File No. 001-15371

Dear Ms. Monick and Mr. McPhun:

On behalf of iStar Inc. (the “Company” or “we”), set forth below is the Company's response to the comments of the Staff of the Securities and Exchange Commission (the "Staff") on the Company's Form 10-K for the Fiscal Year Ended December 31, 2021 (the "Form 10-K") and the Company’s Form 8-K filed on May 3, 2022 (the “Form 8-K”), as set forth in the Staff's letter dated August 1, 2022 (the “August 1 Letter”). For the convenience of the Staff, the comment from the August 1 Letter is stated in italics prior to the Company’s response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements

Note 8 – Other Investments

Summarized investee financial information, page 81

1.	We note your response to our prior comment 1. We are unable to agree with your proposal to file the audited SAFE financial statements in a Form 8-K. Please file the audited SAFE financial statements in an amendment to your Form 10-K.

The Company notes the Staff’s comment and confirms that it will file the audited SAFE financial statements in an amendment to its Form 10-K as promptly as practicable.

Form 8-K filed May 3, 2022

Exhibit 99.2

Pro Forma Supplemental Financial Data, page 22

2.	We note your response to comment 2, please address the following:

•	Please tell us if you expect to continue to present supplemental information in future earnings presentations for the closing of this specific net lease transaction and payments to the iPIP holders as a result of the transaction.

The Company does not intend to file supplemental information in future earnings presentations for the net lease transaction and payments to iPIP holders as a result of the net lease transaction. Substantially all of the remaining activity resulting from the net lease transaction is included in our unaudited financial statements as of and for the quarter ended June 30, 2022 filed with our Quarterly Report on Form 10-Q.

1114 Avenue of the Americas

New York, NY 10036
T 212.930.9400
www.istar.com

•	Please clarify if your adjustment for other potential iPIP payments that fluctuate primarily based on changes in SAFE's stock price is something you will continue to disclose in future earnings presentations.

The Company believes that presenting the iPIP adjustment is useful supplemental information for investors in order to keep them apprised of the Company's potential future distribution obligations under the iPIP program.  With the closing of the net lease transaction, the Company's investments in SAFE are the principal material assets in certain of the Company’s iPIP Plans and changes in SAFE’s stock price have a material impact on the Company’s potential iPIP payments. As discussed further below, the Company will enhance its disclosure in future public earnings presentations to clarify the nature of the adjustment.

•	To the extent you will adjust for other potential iPIP payment in future earnings presentations, please tell us and revise your disclosure to clarify the nature of this adjustment.

The Company will enhance its disclosure in its future earnings presentations to clarify the nature of this adjustment.  A form of the enhanced disclosure is attached as Annex A.

•	Your response did not appear to address the adjustments for the SAFE MTM adjustment, we further note that it appears you have presented the SAFE MTM adjustments in prior earnings presentations that preceded the net lease transaction. Please tell us if you expect to reflect the SAFE MTM adjustment in future earnings presentations.

The Company believes that presenting certain financial information based on the Company's assets on an adjusted basis to reflect the market value of its investment in SAFE is useful information given the materiality of the investment to the Company. The Company does not adjust its earnings results for SAFE's market value and has generally tried to ensure that it identifies the MTM adjustment when used and to disclose its calculation. In light of the Staff's comment, the Company will further enhance this disclosure going forward, as discussed in the next response.

•	To the extent you expect to reflect the SAFE MTM adjustment in future earnings presentations, please enhance your disclosures to include balancing disclosure regarding the share price of SAFE MTM. In this regard, your disclosure should address, but not be limited to, that you own 64.7% of SAFE's common stock outstanding as of March 31, 2022 and given your substantial interest that you may not be able to liquidate your investment at the closing price of $43.05 from April 29, 2022.

The Company will enhance its disclosure of the SAFE MTM adjustment in its future earnings presentations to state that, in light of the Company’s significant ownership interest in SAFE, there can be no assurance that the Company would be able to liquidate its investment at the price used to calculate the adjustment or at the market price on any other day, as well as any other information that the Company believes is useful to improve the disclosure for investors.

We trust we have been responsive to the Staff's comment. If you have any questions, please do not hesitate to contact me at (212) 930-9498.

Sincerely,

/s/ Brett Asnas

Chief Financial Officer

Annex A

Supplemental iPIP Information

	June 30,
	2022	Sensitivity analysis
Total Equity	$1,630,864	Change in price of SAFE common stock	+$10	-$10
Less: Non controlling interests	(16,287)
Less: Preferred equity	(305,000)	Change in incremental iPIP amount	(61,244)	61,244
Total Common Equity	1,309,577	Change in SAFE mark-to-market adj.	401,460	(401,460)
Add: SAFE mark-to-market adjustment (1)	237,992	Change in total common equity (as adjusted)	340,215	(340,215)
Less: Incremental iPIP amount (2)	(106,833)
Total Common Equity (as adjusted)	1,440,735
Shares Outstanding (3)	84,705
Common Equity per share (as adjusted)	$17.01

The presentation above includes non-GAAP financial measures. It should be read in conjunction with the Company's audited financial statements and other information included in the Company's Annual Report on Form 10-K for the year ended December 31, 2021 and its unaudited financial statements in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022. The supplemental presentation is not intended to replace the GAAP financial statements. It is intended to be supplemental information to provide investors in the Company's securities with additional information about the Company's financial position.

Under the iPIP program, participants who hold vested interests are entitled to receive 20% of the disposition (or deemed disposition) proceeds of Company assets, if the Company has received a specified minimum return and only if the Company has achieved a minimum total stockholder return. If the Company's shares of SAFE common stock are the last material asset in an iPIP pool, the Company may elect not to sell the shares and in lieu thereof to distribute a portion of the shares to iPIP participants having a value based on the cash proceeds that would have been received by the Company from an actual sale of the SAFE shares, provided that the relevant performance and total stockholder return hurdles are satisfied.

There can be no assurance that the actual market prices of SAFE common stock or other Company assets in the future will align with the assumptions used to prepare the supplemental presentation. The Company owns 40.1m shares of SAFE, representing 64.7% of SAFE’s shares outstanding. Given the substantial interest, the Company may not be able to liquidate its investment at the closing price of $40.95 from August 2, 2022 or on any other day. The sensitivity analysis shown above is intended to give readers a sense of how the potential iPIP distributions may change as the market price of SAFE common stock changes because the shares of SAFE common stock owned by iStar are the largest asset in the iPIP plans. It is not intended to be a prediction of what the actual iPIP distributions may be. There are factors in addition to the market price of SAFE common stock that will affect the potential iPIP distributions that are not taken into account in the sensitivity analysis, including, without limitation, changes in the market price of iStar common stock and the performance of the other assets in the iPIP plans. For additional information about the iPIP program, please read the company's definitive Proxy Statement for its 2021 annual meeting filed with the SEC on April 2, 2021, and the definitive Proxy Statement for the 2022 annual meeting filed with the SEC on April 1, 2022.

Note: $ in thousands. Figures in this table may not foot due to rounding.

(1) Market value of iStar’s investment in Safehold is $1,644m, calculated as iStar’s ownership of 40.1m shares of SAFE at the August 2, 2022 closing stock price of $40.95.

(2) Represents an estimate for the value of the total potential iPIP distribution less the amounts already accrued for as of June 30, 2022, assuming SAFE is valued at a price of $40.95 per share and the Company's other assets perform with current underwriting expectations.

(3) Presented diluted for the 2022 3.125% convertible notes which were “in the money” on June 30, 2022 based on their current conversion ratio of 72.8554 shares per $1,000 of principal, which represents a conversion price of $13.73 per share using the Q2 ‘22 average closing stock price.